UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Gulfport Energy Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

402635304

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 402635304

1	Name of Reporting Person: Vitruvian II Woodford, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 15,068,360 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 15,068,360 (1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,068,360 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 8.2% (2)
12	Type of Reporting Person OO (Limited Liability Company)

(1)	Represents the 11,095,236 shares of common stock, par value $0.01 per share (“Common Stock”) of Gulfport Energy Corporation, a Delaware corporation, held of record by Vitruvian II Woodford, LLC, a Delaware limited liability company (“Vitruvian”), and 3,973,124 shares of Common Stock held in a separate escrow account pursuant to the terms and conditions of the Purchase and Sale Agreement by and among the Issuer, Vitruvian and a subsidiary of the Issuer that may be released to Vitruvian in certain situations (collectively, the “Vitruvian Shares”). Vitruvian is managed by its board of managers.
(2)	Based on 183,081,776 shares of Common Stock issued and outstanding as of October 27, 2017, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, filed with the Securities and Exchange Commission on November 2, 2017.

Item 1(a).	Name of issuer:

Gulfport Energy Corporation

Item 1(b).	Address of issuer’s principal executive offices:

3001 Quail Springs Parkway

Oklahoma City, Oklahoma 73134

Item 2(a).	Names of persons filing:

Vitruvian II Woodford, LLC

Item 2(b).	Address or principal business office or, if none, residence:

2445 Technology Forest Blvd., Suite 1100

The Woodlands, Texas 77381

Item 2(c).	Citizenship:

Vitruvian II Woodford, LLC is organized under the laws of the State of Delaware.

Item 2(d).	Title of class of securities:

Common stock, par value $0.01 per share, of the Issuer.

Item 2(e).	CUSIP number:

402635304

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

The information regarding ownership set forth in Item 5-9 and 11 above is hereby incorporated herein by reference.

Item 5.	Ownership of five percent or less of a class:

Not applicable.

Item 6.	Ownership of more than five percent on behalf of another person:

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person:

Not applicable.

Item 8.	Identification and classification of members of the group:

Not applicable.

Item 9.	Notice of dissolution of group:

Not applicable.

Item 10.	Certifications:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2018

VITRUVIAN II WOODFORD, LLC

By:	/s/ Brian L. Rickmers
Name:	Brian L. Rickmers
Title:	Chief Financial Officer